                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. __)*

                        Victor Ebner Enterprises, Inc.
                        ------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  92586P 10 3
                                  -----------
                                (CUSIP Number)

                                Christian Ebner
                                54 Rue du Stand
                                 1204 Geneve 1
                                  Switzerland
                                  -----------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June1, 2001
                                  -----------
            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box [   ].
               ----

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

CUSIP No. 92586P 10 3           13D                      Page 2 of 5 Pages
---------------------                                    -----------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Christian Ebner

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                        ---
                                                   (b)  [X]

See Item 7
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                         [_]



-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Switzerland

-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

  NUMBER OF               12,800,000

   SHARES             ----------------------------------------------------------
                      8   SHARED VOTING POWER
BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9   SOLE DISPOSITIVE POWER

    EACH

 REPORTING                12,800,000
                      ---------------------------------------------------------
PERSON WITH
                      10  SHARED DISPOSITIVE POWER

                      ---------------------------------------------------------

CUSIP No. 92586P 10 3           13D                      Page 3 of 5 Pages
-----------------------                                  -----------------


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      12,800,000
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                              [  ]
                                                               ---
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      91.5%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         This statement of beneficial ownership on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.0001 per share (the "Common Stock"), of Victor Ebner Enterprises, Inc. ( formerly known as College Software, Inc.), a Florida corporation (the "Company"). On May 15, 2001, Victor Ebner Enterprises Incorporation ("Victor Ebner") a New York corporation, and the Company executed a Plan of Merger (the "Plan") whereby the Company would acquire 100% of Victor Ebner in exchange for 12,800,000 common stock shares of the Company. Christian Ebner owns all of common stock of Victor Ebner, therefore he received the 12,800,000 common stock of the Company. The Plan became effective June 1, 2001, when the Articles of Merger were filed with the state of Florida.

Item 2.  Identity and Background

      (a) - (c)  This Statement is filed by Christian Ebner, a Swiss citizen.

      (d) - (e) During the last five years, Mr. Ebner has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)  Switzerland.

CUSIP No. 92586P 10 3          13D                       Page 4 of 5 Pages
---------------------                                    -----------------


Item 3.  Source and Amount of Funds or Other Consideration.

      The shares were acquired in an exchange whereby the Company acquired 100% of all the outstanding shares of Victor Ebner for 12,800,000 shares of its common stock. No funds were used in connection with the transaction.

Item 4.  Purpose of Transaction.

      The purpose of the transaction was to enable the Company to acquire control of Victor Ebner.

      Except as set forth above, or incorporated by reference in this Statement, Mr. Ebner does not have any current plans or proposals that relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) As a result of its ownership of the Company's Common Stock, Christian Ebner is the beneficial owner of 12,800,000 shares of Common Stock, representing 91.5% of the outstanding shares of Common Stock.

         (b) Mr. Ebner has the sole power to vote or direct the voting and the sole power to dispose or direct the disposition of 12,800,000 shares of Common Stock.

         (c) Except as disclosed in this Statement, Mr. Ebner has not effected any transactions in the Common Stock during the past 60 days.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except for the Plan, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 and among such persons and any other person with respect to any securities of the issuer.

CUSIP No. 92586P 10 3          13D                       Page 5 of 5 Pages
---------------------                                    -----------------

Item 7.  Material to be Filed as Exhibits.

     (a) Plan of Merger, dated as of May 15, 2001, by and among Victor Ebner Enterprises Incorporated and College Software, Inc.

                                   SIGNATURE
                                   ---------

     After reasonable injury and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                              By:  /s/ Christian Ebner
                                   -------------------
                                       Christian Ebner



June 12, 2001
-------------
    Date



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).